GUILDHALL MINERALS LTD.

 QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS

DATED JANUARY 30, 2008

This Quarterly MD & A covers the Company’s third fiscal quarter ending December 31, 2007 - and the period to January 30, 2008.  It is to be read in conjunction with the Company’s annual audited financial statements for the fiscal year ended March 31, 2007 and the Annual MD & A dated July 17, 2007, and the quarterly MD & A dated November 20, 2007.  All amounts are expressed in Canadian dollars unless otherwise indicated.    The Company’s Audit Committee has reviewed and approved this MD & A.  The Company’s statements are prepared in accordance with Canadian generally accepted accounting principles

It is the Company’s practice not to provide any forward guidance or projections.  Notwithstanding this policy, this MD & A may contain forward-looking statements in respect of various matters including upcoming events.  The results or events predicted in these forward-looking statements may differ materially from actual results or events.  The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

1.

Overall Performance

(a)

Performance

The Company has been dormant during the period covered by this document in relation to any work done on any properties.  Company director Glen Macdonald, a consulting geological engineer, has, at the request of Management, developed plans for a small exploration programme to be done on the Company’s Bridge mineral property – which is located in the Gold Bridge area in southwest British Columbia.  The programme – estimated to cost $50,000 – will assess the property’s potential to host gold/silver vein deposits typical of those mined historically (and some currently undergoing redevelopment) in the area.  Mr. Macdonald has been instructed to engage a contractor to undertake the work – but, due to uncertainty about the availability of personnel and equipment – and weather in the area - it is not yet known when the work will be started.  It is hoped that the work will result in targeting portions of the property where follow-up work should be done in a subsequent programme.

(b)

U.S. Registration

In the November 20, 2007 MD & A it was noted that a U.S. Securities and Exchange Commission 20-F Registration Statement had been submitted to the Commission on August 15, 2007.  The Company was subsequently advised that the Registration Statement was accepted and made effective – without requiring any supplemental submissions or revisions.

It was also noted, in the November 20, 2007 MD & A, that the Company had been dealing with a U.S. brokerage firm that had applied to the NASD to have the Company’s shares called for trading on the U.S. over-the-counter Bulletin Board.  The Company has now been advised that the NASD approved the application effective January 15, 2008.  The U.S. trading symbol is “GDMHF”.  The U.S. brokerage firm that made the application was S.G. Martin Securities LLC, of Jericho, New York.

(c)

Financing

The Company did not undertake any new financing efforts during the period covered by this document.

In the November 20, 2007 MD & A it was noted that the Company had entered into shares-for-debt settlement agreements providing for the settlement of $67,200 by the issuance of 320,000 shares at $0.21 each.  Exchange approval was subsequently received and the settlements have been closed – resulting in the Company’s accounts payable being reduced by $67,200.

In December, 2006 and January, 2007 the Company closed a series of private placements which included 1-year share purchase warrants.  Various of those warrants have been exercised, for the purchase of shares at $0.15 per share.  Specifically, in December 2007, the Company issued 3,142,200 shares pursuant to the exercise of warrants and received proceeds of $471,330.  Effective January 14, 2008 a further 1,000,500 shares were issued pursuant to the exercise of warrants – from which the Company received proceeds of $150,075.

(d)

Property

The Company did no work during the period on its optioned British Columbia mineral property.

2.

Summary of Quarterly Results

The following information is provided for each of the 8 most recently completed quarters of the Company:

	Dec. 31/07 $	Sept. 30/07 $	June 30/07 $	March 31/07 $	Dec. 31/06 $	Sept. 30/06 $	June 30/06 $	March 31/06 $
(a) Net sales or total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(b) Loss before extraordinary items - total - per share undiluted*	(35,595) (0.003)	(44,485) (0.004)	(35,391) (0.004)	(133,788) (0.02)	(58,435) (0.01)	(40,329) (0.01)	(35,170) (0.009)	(26,005) (0.007)
(c) Net loss - total -per share diluted*	(35,595) (0.003)	(44,485) (0.004)	(35,391) (0.004)	(133,778) (0.02)	(6,935)** (0.001)	(40,329) (0.001)	(35,170) (0.009)	(26,005) (0.007)

*As the effect of dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

** The nominal loss of only $6,935 results from the Company having, during the quarter, cancelled $51,500 in accounts payable to the Company’s President that had been previously expensed.  The said amount was cancelled by the Company’s President as part of this participation in a shares for debt settlement which was implemented in the quarter.  It is as a result of the bookkeeping entries involved and the amount cancelled does not represent an operational profit by the Company.

4.

Results of Operations

Because the Company did not have any business operations in the period covered by this document there can be no meaningful discussion of the results of operations.

The activities of Management during the quarter as described in Item 1(a) resulted in the Company having a net loss of $35,595 for the quarter.  The loss incurred in the quarter is marginally lower than the loss in the previous quarter due to the slightly reduced general and administrative activities of the Company.  The Company’s expenses and losses are still modest due to the relative lack of activity by the Company.

The administrative expenses in the quarter were marginally lower than the average quarterly amounts incurred during the previous fiscal year due to the somewhat reduced general and administrative activities of the Company.

5.

Liquidity

As at December 31, 2007 the Company had $572,591 in cash on hand and working capital of $473,620.  These figures do not take into account the additional $150,075 received in January from the exercise of warrants.

6.

Transactions with Related Parties

There have been no transactions with related parties in the past fiscal year – except that:

(a)

during the quarter ended December 31, 2007 and the period to the date of this document the Company has accrued management fees in favour of the President and CEO, Mr. Michael Laidlaw, of $2,500 per  month pursuant to an Engagement Agreement between the Company and Mr. Laidlaw.  As at December 31, 2007 $11,111 was payable to Mr. Laidlaw pursuant to the Agreement.

(b)

Carl Jonsson, the Company’s Director and Corporate Secretary, acts as the Company’s lawyer through his firm, Tupper Jonsson & Yeadon.  All of the charges for Mr. Jonsson’s services are invoiced by the law firm.  The fees accrued for the quarter ending December 31, 2007 totalled $6,915 – and the disbursements were $26.75.  At December 31, 2007 $10,306 was owing to the law firm.

(c)

Terence Kwan, the Company’s Chief Financial Officer, also acts as its accountant and a company controlled by him is paid a monthly fee of $3,000 for the time spent by him doing the Company’s accounting and financial administration.  At December 31, 2007 $11,220 was owing to the company controlled by him..

7.

Other MD & A Requirements

(a)

Additional information relating to the Company has been filed on SEDAR and is available at www.sedar.com.   .

(b)

As the Company has not had any revenue from operations in its last two financial years the following breakdown is presented of general and administration expenses for the year to date - the 9-month period ending December 31, 2007 with comparative figures for the same 9-month period in 2006:

	2007 $	2006 $
Management fees Office and general Professional fees & disbursements	22,500 75,985 28,670	22,500 53,484 57,950
Totals:	127,155	133,934

(c)

Outstanding share data:

(i)

The Company has 16,643,012 common shares issued.  The shares are all voting shares and rank equally with each other.

(ii)

The Company has no share purchase options or share purchase warrants outstanding.

(d)

The Company considers deposits in banks and guaranteed certificates of deposits to be cash and cash equivalents.  There is no exposure to non-bank commercial paper.  The Company has no off balance sheet items of business.

Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company.  It should be read in conjunction with all other disclosure documents provided by the Company.  No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.